20004506

PUBLIC

Securities and Exchange Commission
Trading and Markets

FEB 24 2020

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks Baughan Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Washington Street, Suite 1390
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Thornton (626) 356-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 East Lancaster Avenue	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 24 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

RMS

OATH OR AFFIRMATION

I, John Nicholas Baughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marks Baughan Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Denise DiDonato, Notary Public
Bensalem Twp., Bucks County
My Commission Expires Oct. 9, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Managing Member
Title

Denise DiDonato 1/29/2020
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

MARKS BAUGHAN SECURITIES LLC

December 31, 2019

MARKS BAUGHAN SECURITIES LLC

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2019

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Marks
Baughan Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marks Baughan Securities LLC as of December 31, 2019, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Marks Baughan Securities LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Marks Baughan Securities LLC's management. Our responsibility is to express an opinion on Marks Baughan Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marks Baughan Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary financial information contained in Schedules I, II and III and notes to the supplementary schedules on pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of Marks Baughan Securities LLC's financial statements. The supplemental information is the responsibility of Marks Baughan Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

We have served as Marks Baughan Securities LLC's auditor since 2004.

Paoli, PA
February 18, 2020

MARKS BAUGHAN SECURITIES LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 4,057,771
Prepaid expenses and other assets	107,077
Property and equipment, net	67,787
Operating lease right-of-use asset	185,769
Total assets	$ 4,418,404
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 230,384
Deferred revenue	60,000
Operating lease obligations	201,422
Total liabilities	491,806
Member's equity	3,926,598
Total liabilities and member's equity	$ 4,418,404

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

Marks Baughan Securities LLC (the "Company") provides merger and acquisition and related advisory services, as well as private placement services, primarily to technology companies. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 17 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company carries accounts receivable net of allowance for doubtful accounts. As of December 31, 2019, no allowance for doubtful accounts has been recorded as management considers all accounts receivable to be fully collectible. Management regularly assesses the collectability of receivables principally based on historical experience and age of the accounts receivable.

Revenue recognition

Revenue from contracts with customers primarily consists of fees generated in connection with advisory services related to mergers and acquisitions, capital raising and other strategic matters. Revenue is recognized when: (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation (generally the closing date of the transaction or when the contract is cancelled).

With respect to retainer and success fees, there are no distinct performance obligations aside from advisory activities, which are generally focused on achieving a milestone (typically, the closing of a transaction). Retainer fees received prior to the completion of the transaction are deferred and recorded as deferred revenue on the Statement of Financial Condition and not recognized until the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Success fees for advisory services, such as merger and acquisition advice, are recognized when it is determined that the reversal of revenue is not probable and all other requirements for revenue recognition are satisfied, which is generally at closing of the transaction. In some circumstances, significant judgment is needed to determine the timing of revenue recognition under a specific contract.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement. Included in financial advisory services revenue for 2019 is $44,000 of client expense reimbursement revenue.

Deferred revenue at the beginning of the year was $27,500 of which $20,000 was recognized in financial advisory services revenue in 2019.

Depreciation

Depreciation is provided on a straight-line basis over the assets' estimated useful lives ranging from two to seven years. Depreciation expense for the year ended December 31, 2019 was $29,481.

Income taxes

The Company is a single member LLC. As a single member LLC, the Company will be a disregarded entity for tax purposes whereby its income or loss will be reflected on the single member's personal tax return.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases" ("ASU 2016-02"). ASU 2016-02 increases the transparency and comparability among organizations by requiring recognition of right-of-use assets ("ROU") and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company applied this standard as of January 1, 2019 using the modified retrospective approach. Upon adoption the Company recorded an operating lease ROU asset and corresponding operating lease obligation in the amount of $282,892 on the statement of financial condition. Additionally, the Company reclassified $21,800 of deferred rent from accounts payable and accrued expenses to operating lease obligations on the statement of financial condition. The difference in the operating lease ROU asset and the operating lease obligation is due to straight-lining rent expense and the resulting deferred rent. There was no net impact to the statement of operations as of the adoption date.

(3) RELATED PARTY TRANSACTIONS

The managing member of the Company owns 100% of Marks Baughan & Co., LLC which owns 40% of Marks Baughan Securities UK, LLP ("MBS UK"). During 2019, the Company earned revenue of $407,659 from MBS UK for transaction support services related to financial advisory engagements of MBS UK. The amount due from MBS UK at December 31, 2019 is $5,450 and is included in Prepaid expenses and other assets in the Statement of Financial Condition.

(4) PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2019:

Computer equipment	$ 57,261
Furniture and fixtures	118,821
Website	33,000
	209,082
Less: accumulated depreciation	141,295
	$ 67,787

(5) OPERATING LEASE

The Company entered into a 64-month operating lease for office space commencing on June 1, 2016. The first four months of lease payments were discounted, and the full lease payment commenced on October 1, 2016. This lease contains an option to renew for an additional 5-year period which can be exercised at the Company's sole discretion. This lease was considered an operating lease and is recorded as a ROU asset. The ROU asset represents our right to use the underlying asset for the lease term and a corresponding lease liability which is our obligation to make lease payments arising from the lease. The Company recorded an operating ROU asset and lease obligation measured at the present value of lease payments over the lease term. When determining the lease term, the Company did not include the option to renew as it is not reasonably certain that the Company will exercise the option. To determine present value, the Company used our estimated bank borrowing rate to discount lease payments over the lease term. Operating lease expense is recognized on a straight-line basis over the lease term.

At December 31, 2019, future minimum lease payments under the operating lease are as follows:

2020	$121,131
2021	91,594
Total lease payments	212,725
Present value adjustments	11,303
Present value of operating lease liabilty	$201,422

Rent expense, including operating expenses, real estate taxes and other fees, for the year ended December 31, 2019 was $120,753.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2019, the Company had net capital, as defined, of $3,751,734, which was $3,731,332 in excess of its minimum required net capital of $20,402. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 as of December 31, 2019.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)(i) which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, the supplementary financial information in Schedules II and III on pages 12 and 13 is not applicable.

(8) EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company has a 401(k) plan for all of its eligible employees. The plan allows for the Company to make annual discretionary contributions, including match, safe harbor and discretionary profit sharing. Contribution expense for employees was $128,339 in 2019.

Bonus Program

The Company maintains a bonus program for a select group of management and employees. At December 31, 2019, the deferred compensation contingent commitments are as follows: $446,146 due December 15, 2020 and $329,239 due December 15, 2021.

These amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the year ended December 31, 2019 there was $360,907 of expense incurred under this program.

(9) CONCENTRATIONS

The Company maintains cash at one financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019, the uninsured balance was $3,808,814. The Company believes it mitigates the risk of holding uninsured deposits by depositing funds with a major financial institution. The Company has not experienced any losses in its accounts and believes it is not exposed to any significant financial risk.

For the year ended December 31, 2019, approximately 92% of fee revenue was derived from four customers.

(10) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.